PATIO BAHIA, INC.
400 S. Pointe Drive, Suite 1704
Miami Beach, Florida  33139
(754) 234-9455

April 29 , 2010

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	H. Christopher Owings, Assistant Director
Scott Anderegg, Esq., Staff Attorney
Mara Ransom, Esq., Legal Branch Chief
William Thompson, Accounting Branch Chief
Tony Watson, Accountant

Re:	Patio Bahia, Inc. (“Company”)
Amendment No. 2 to Registration Statement
on Form S-1 (“Registration Statement”)
Filed April 13, 2010
File No. 333-164806

Ladies and Gentlemen:

The Company is filing this letter along with Amendment No. 3 to the Registration Statement ("Amendment No. 3") to include additional information as described below. Under separate cover the Company is delivering courtesy hard copies of such filing[s] marked to show the changes and keyed to the description of same set forth below.

1.           Amendment No. 3 includes disclosure under the section “Management” and the biographical information for Ms. McCarthy as to a Bankruptcy proceeding.

2.           Amendment No. 3 corrects the names of two selling security holders under the section “Selling Security Holders”.

The Company further acknowledges that:

(a)           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)           The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is fully responsive to the staff's comments.

If you have any further questions or comments, please contact the undersigned at (754) 234-9455 or our counsel Schneider Weinberger & Beilly LLP, at 2200 Corporate Boulevard., N.W., Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.

Sincerely yours,

PATIO BAHIA, INC.

By:/s/ Jeannot McCarthy
      Jeannot McCarthy, President